EZGO Technologies Ltd.

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

March 2, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C., 20549

Re:	EZGO Technologies Ltd.
Registration Statement on Form F-3 (File No. 333-291823)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, EZGO Technologies Ltd. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-3, so that such Registration Statement will become effective at 5:00 p.m., Eastern Time, on March 4, 2026, or as soon thereafter as practicable.

Very truly yours,

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
	Name:	Jianhui Ye
	Title:	Chief Executive Officer